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www.dechert.com

CATHERINE FAUVER

catherine.fauver@dechert.com

+1 617 728 7190 Direct

+1 617 426 6567 Fax

June 16, 2023

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 532 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Elona Belokon and me during a telephonic discussion on May 25, 2023 with respect to your review of Post-Effective Amendment No. 532 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on April 10, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs North American Pipelines & Power Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration agreement.

Prospectus

1.	Comment: Please provide the completed “Annual Fund Operating Expenses” table and “Expense Example” table for the Fund.

Response: The Fund’s completed “Annual Fund Operating Expenses” table and “Expense Example” table is attached hereto as Exhibit A to this correspondence.

2.

Comment: Please confirm that the Fund will meet the 80% requirements under Rule 35d-1. The Staff notes that the use of “North American” and “Equity” in the name of the Fund implicate the provisions of Rule 35d-1, while the name of the Fund’s underlying index, Solactive Energy Infrastructure Enhanced Index, does not necessarily indicate such investments.

Response: The Registrant confirms that its underlying index is composed entirely of equity securities economically tied to the U.S. or Canada as determined by the primary stock exchange on which a security is principally traded. Therefore, because the Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, we submit that the Fund’s investment strategy meets the requirements of Rule 35d-1.

3.

Comment: In the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus, please provide investors a sense of the market capitalization for constituents included in the underlying Index.

Response: The Registrant has added the following disclosure to the “Investment Management Approach—Principal Investment Strategies” section of the prospectus:

“As of June 9, 2023, the Index includes issuers with public stock market capitalizations of at least $462 million.”

4.

Comment: In Step 3 of the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus, please explain the meaning of “Growth” and “Quality” as they relate to the strategy.

Response: The disclosure has been revised as follows:

“The remaining securities are weighted by float-adjusted market capitalization in the Index. The securities are then measured by two fundamental factors, Growth and Quality. The Index determines Growth and Quality rankings using various sub-factors designed to measure a security’s performance based on these factors (for example, earnings per share growth for Growth and return on investment capital for Quality).”

5.	Comment: Please indicate whether “Acquired Fund Fees and Expenses” is required by Form N-1A as a separate line item in the Fund’s “Annual Fund Operating Expenses” table.

Response: The Registrant hereby confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

6.

Comment: Please discuss the Fund’s options-based overlay strategy in the Fund’s “Summary—Principal Investment Strategies” section of the Prospectus. Please also ensure that “Options Risk” is included in the “Risks of the Fund” section of the Prospectus as required under item 9 of Form N-1A.

Response: The Registrant has revised the disclosure to remove “Options Risk” from the “Summary—Principal Risks of the Fund” section of the Prospectus, as the Registrant does not anticipate such strategy to be part of the Fund’s investment strategy. As a result, the Registrant respectfully believes this comment is no longer relevant.

7.

Comment: The “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus state that the Fund may invest in master limited partnerships (“MLPs”). Please confirm whether these MLP investments may include general partnership interests and revise to include corresponding risk disclosure, if so.

Response: The Registrant confirms that while the Fund is permitted to invest in general partnership interests of MLPs, such investments are not part of the Fund’s principal investment strategy. The Registrant respectfully notes that additional risks relating to MLPs, including risks related to general partnership interests, are disclosed in the Fund’s “Risks of the Fund” and “Appendix A—Additional Information on Portfolio Risks, Securities and Techniques” sections of the Prospectus. Accordingly, no changes have been made in response to this comment.

8.

Comment: The “MLP Tax Risk” in the “Summary—Principal Risks of the Fund” section discloses tax rates and basis information regarding the Fund’s investment in MLPs. Please clarify the disclosure to confirm that if the Fund retains an investment in an MLP until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates.

Response: The Fund respectfully notes that the “MLP Tax Risk” in the “Summary—Principal Risks of the Fund” and “Risks of the Funds” sections of the Fund’s prospectus contains the following underlined disclosure, which the Fund believes adequately addresses the Staff’s comment. Accordingly, no changes have been made in response to this comment.

“. . .Distributions from an MLP in excess of the Fund’s basis in the MLP will generally be treated as capital gain. However, a portion of the gain may instead be treated as ordinary income to the extent attributable to certain assets held by the MLP the sale of which would produce ordinary income. To the extent a distribution received by the Fund from an MLP is treated as a return of capital, the Fund’s adjusted tax basis in the interests of the MLP may be reduced, which will result in an increase in an amount of income or gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes upon the sale of any such interests or upon subsequent distributions in respect of such interests. Furthermore, any return of capital distribution received from the MLP may require the Fund to restate the character of its distributions and amend any shareholder tax reporting previously issued. Moreover, a change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP investment being treated as a corporation for U.S. federal income tax purposes, which could result in a reduction of the value of the Fund’s investment in the MLP and lower income to the Fund. . . ..”

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver

Catherine Fauver

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Stephanie Chaung, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Exhibit A

Goldman Sachs North American Pipelines & Power Equity ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.55%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.55%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$56	$176